UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of July 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 July 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 1 July 2026 entitled ‘Issue of Shares’.
99.3Stock Exchange announcement dated 6 July 2026 entitled ‘Form 603 – Notice of initial substantial holder’.
99.4Stock Exchange announcement dated 14 July 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.5Stock Exchange announcement dated 14 July 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.6Stock Exchange announcement dated 14 July 2026 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.7Stock Exchange announcement dated 14 July 2026 entitled ‘Form 605 – Notice of ceasing to be a substantial holder’.
99.8Stock Exchange announcement dated 22 July 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.
99.9Media Release dated 27 July 2026 entitled ‘Rio Tinto and WA Government sign agreements with Yindjibarndi WaterCo for proposed sale of Dampier Seawater Desalination Plan’.
99.10Stock Exchange announcement dated 29 July 2026 entitled ‘Appendix 3A.1 - Notification of dividend / distribution’.
99.11Stock Exchange announcement of presentation slides dated 29 July 2026 entitled ‘2026 Half Year Results’.
99.12Stock Exchange announcement dated 30 July 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Matthew Whyte	By	/s/ Tim Paine
Name	Matthew Whyte	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	3 August 2026	Date	3 August 2026